Exhibit 21.1

Subsidiaries of Casa Systems, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Casa Communications Limited	Ireland
Casa Communications Technology S.L.	Spain
Casa Properties LLC	Delaware
Casa Systems B.V.	Netherlands
Casa Systems Canada Ltd.	Quebec, Canada
Casa Systems SAS	France
Casa Systems Securities Corporation	Massachusetts
Guangzhou Casa Communication Technology LTD Casa Communications SAS	China Colombia
Casa Technologies Limited	Hong Kong